UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

On December 24, 2025, Marti Technologies, Inc. (the “Company”) held its 2025 annual general meeting of shareholders (the “Meeting”) at the Company’s offices at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, at 9:00 a.m. New York time / 5:00 p.m. Istanbul time. Holders of the Company’s Class A ordinary shares, par value $0.0001 (“Class A Ordinary Shares”), as of the close of business on November 24, 2025 (the “Record Date”) were entitled to one vote per share held. A total of 53,779,717 shares of the Class A Ordinary Shares were present at the Meeting or represented by proxy, which constituted a quorum for the transaction of business and represented approximately 66.54 % percent of the voting power of the Company’s Class A Ordinary Shares as of the Record Date. The following are the voting results for the proposals considered and voted upon at the Meeting, each of which is more fully described in the Company’s 2025 Notice of Annual General Meeting of Shareholders and Proxy Statement furnished with the Securities and Exchange Commission on November 26, 2025.

Proposals — Election of two (2) Class III directors to serve until the 2028 annual general meeting of shareholders.

1.	“As an ordinary resolution, that Oguz Alper Öktem be re-appointed as a Class III Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.”

Nominee	For	Against	Abstain
Oguz Alper Öktem	53,771,757	7,667	293

2.	“As an ordinary resolution, that Daniel Freifeld be re-appointed as a Class III Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.”

Nominee	For	Against	Abstain
Daniel Freifeld	53,749,601	25,639	4,477

Based on the foregoing votes, each of Oguz Alper Öktem and Daniel Freifeld was elected to serve as a Class III director until the 2028 annual general meeting of shareholders.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289486 and 333-273543) and Registration Statements on Form S-8 (File Nos. 333-284162 and 333-274779), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: December 29, 2025	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

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